NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

January 31, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Isabel Rivera Ms. Brigitte Lippmann

RE:	Liberty Resources Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed January 31, 2024 File No. 001-40883

On behalf of Liberty Resources Acquisition Corp. (the “Company”), we are responding to the letter dated January 31, 2024 (the “Second Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed January 31, 2024 (the “Preliminary Proxy Statement”). In response to the Second Comment Letter, and to update certain information in the Preliminary Proxy Statement, the Company is submitting its Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”) with the Commission today. Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy on Schedule 14A. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

1.	We note your response to prior comment 1. As it appears that your sponsor has not changed, please disclose that your sponsor is controlled by and has substantial ties to non- U.S. persons in Malaysia, as disclosed in the Company’s most recent annual report on Form 10-K filed June 8, 2023, or advise.

Response: The Amended Preliminary Proxy has been revised in the risk factor “We may be deemed a “foreign person” under the regulations relating to CFIUS and our failure to obtain any required approvals within the requisite time period may require us to liquidate” to disclose that the Company’s Sponsor has substantial ties to non-US persons in Malaysia.

Given the Company’s time constraints to hold its meeting, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Respectfully,

Andrew M. Tucker

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia